ENTECH SOLAR, INC.

13301 Park Vista Boulevard, Suite 100

Fort Worth, Texas 76177

(817) 379-0100

July 1, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Celia A. Soehner, Esq.

Re:	Form RW – Request to Withdraw Form 8-A12B for Registration of Certain Classes
of Securities (File No. 001-34592)

Dear Ms. Soehner:

Entech Solar, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form 8-A12B (the “Form 8-A12B”).

The Form 8-A12B was filed in error in connection with the filing by the Registrant of a Registration Statement on Form S-1 (File No. 333-160575) for the registration of an offering of rights to purchase shares of the Registrant’s common stock, par value $0.001 per share. The Registrant is pursuing the registration of the offering on the above referenced Registration Statement on Form S-1, as amended, however, the Form 8-A12B was filed in error and as such we request its withdrawal.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (817) 379-0100 or Laurie A. Cerveny, Esq. of Bingham McCutchen LLP, counsel to the Registrant, at (617) 951-8527.

Very truly yours,

Entech Solar, Inc.

/s/ Charles Michel
Name:	Charles Michel
Title:	Chief Financial Officer